Exhibit 21.1

SUBSIDIARIES OF KODIAK GAS SERVICES, INC.

Name of Subsidiary	Jurisdiction of Organization
Kodiak Gas Services, LLC	Delaware
Pegasus Optimization Employer, LLC	Delaware
Pegasus EOR, LLC	Delaware
Pegasus Optimization Managers, LLC	Delaware
PRM Compression II, LLC	Wyoming